                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                                 ALRENCO, INC.
                                 -------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   00002109K1
                                   -------- -
                                 (CUSIP Number)

                                 K. David Belt
                                   RTO, Inc.
                           714 East Kimbrough Street
                             Mesquite, Texas 75149
                   ------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                              John D. Capers, Jr.
                                King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

                               September 28, 1997
                               ------------------
                         (Date of Event Which Requires
                           Filing of this Statement)

            If the filing person has previously filed a statement on
      Schedule 13G to report the acquisition which is the subject of this
              Schedule 13D, and is filing this schedule because of
              Rule 13d-1(b)(3) or (4), check the following box: [ ]

      Check the following box if a fee is being paid with the Statement. [ ]


SCHEDULE 13D                         FORMS                               7060

CUSIP No. 00002109K1                  13D

   1      NAME OF REPORTING PERSONS
                 RTO, Inc.

          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                       (b) [ ]
   3      SEC USE ONLY

   4      SOURCE OF FUNDS
                 WC/00

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                                       [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

       NUMBER OF           7     SOLE VOTING POWER                                   600,000
                                 (Option to Acquire Up to 600,000 Shares of
        SHARES                   Common Stock in Certain Circumstances)

     BENEFICIALLY          8     SHARED VOTING POWER                                 -0-

      OWNED BY             9     SOLE DISPOSITIVE POWER                              600,000
                                 (Option to Acquire Up to 600,000 Shares of
        EACH                     Common Stock in Certain Circumstances)

       REPORTING           10    SHARED DISPOSITIVE POWER                            -0-

      PERSON WITH


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 600,000  (Option to Acquire Up to 600,000 Shares of
                          Common Stock in Certain Circumstances)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                             [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 8.99% (1)

   14     TYPE OF REPORTING PERSON

                 CO

--------

(1) Assumes a total of 6,076,892 shares outstanding, adjusted to reflect the issuance of the full amount of Alrenco Common Stock pursuant to the Alrenco Option Agreement.



                               Page 2 of 8 Pages


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                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934



Item 1.                       Security and Issuer

         The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, no par value ("Alrenco Common Stock"), of Alrenco, Inc. ("Alrenco"), an Indiana corporation. Alrenco's principal executive offices are located at 1736 East Main Street, New Albany, Indiana 47150.

Item 2.                     Identity and Background

         (a)-(c) This Schedule 13D Statement is filed by RTO, Inc., a Delaware corporation ("RTO") pursuant to Rule 13d-1 of Regulation D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Act"). RTO is an operator of rental-purchase stores and offers consumer merchandise to individuals under flexible rental-purchase agreements. RTO's principal offices are located at 714 East Kimbrough Street, Mesquite, Texas 75149.

         Other than the executive officers and directors of RTO, there are no persons or corporations controlling or ultimately in control of RTO. Each executive officer and director of RTO is a citizen of the United States. The name, residence or business address, and present principal occupation or employment of the executive officers and directors are set forth in Annex A to this Schedule 13D Statement and are specifically incorporated herein by reference.

         (d)-(e) During the last five years, RTO, and, to the best of RTO's knowledge, the executive officers and directors of RTO have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration.

         Pursuant to a Stock Option Agreement, dated as of September 28, 1997, by and between Alrenco and RTO (the "Alrenco Option Agreement"), Alrenco has granted RTO an irrevocable option to purchase, following the occurrence of certain events, up to 600,000 shares, subject to certain adjustments, of Alrenco Common Stock at a purchase price of $15.50 per share (the "Alrenco Option"). The Alrenco Option was granted by Alrenco as a condition and inducement to RTO's entering into the Agreement and Plan of Merger, dated as of September 28, 1997, by and between Alrenco and RTO (the "Merger Agreement"). Also, as a condition to the Merger Agreement, RTO granted to Alrenco an option to purchase, following the occurrence of certain events, up to 11,943 shares, subject to certain adjustments, of RTO Common Stock (as defined below) at a price of $1,400.00 per share pursuant to a Stock Option Agreement, dated as of September 28, 1997 by and between RTO and Alrenco (the "RTO Option Agreement").

                               Page 3 of 8 Pages


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         At the current exercise price, exercise of the Alrenco Option for the full number of shares currently covered thereby would require aggregate funds of $9,300,000. It is anticipated that in the event RTO acquires shares of Alrenco Common Stock pursuant to the Alrenco Option, RTO would obtain the funds to purchase such shares from working capital or by borrowing from a source yet to be determined.

         The foregoing summary of the terms of the Alrenco Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Alrenco Option Agreement, a copy of which is attached hereto as Exhibit A and is specifically incorporated herein by reference.

Item 4.                    Purpose of Transaction.

         The Alrenco Option was granted as a condition to the execution of the Merger Agreement, pursuant to which RTO will, subject to certain conditions being satisfied or waived, merge with and into Alrenco (the "Merger"). Upon the effectiveness of the Merger, each outstanding share of common stock (other than treasury shares), par value $.01 per share, of RTO ("RTO Common Stock") will be converted into the right to receive 89.795 shares of Alrenco Common Stock. Fractional shares will not be issued but the holders thereof shall be paid cash in an amount equal to the product of such fraction multiplied by the closing sale price of one share of Alrenco Common Stock on the NASDAQ National Market on the day of the effective time of the Merger.

         The foregoing summary of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2 to Alrenco's Current Report on Form 8-K filed with the Commission on October 9, 1997 and is specifically incorporated by reference herein.

         Pursuant to the Merger Agreement, the Board of Directors of Alrenco, as the surviving corporation in the Merger, shall consist of the present Chairman of the Board of Alrenco and the four directors comprising the Board of Directors of RTO. The directors of Alrenco following the Merger will be George
D. Johnson, Jr. (Chairman), Michael D. Walts, Billy W. White, Sr., John S. Rainey and Edward W. Phifer, III. The Merger Agreement also provides that the Articles of Incorporation and Bylaws of Alrenco shall be amended and restated in the forms set forth as Exhibits A and B, respectively, to the Merger Agreement.

Item 5.               Interest in Securities of the Issuer.

         (a)-(b) Although the Alrenco Option does not allow RTO to purchase any shares of Alrenco Common Stock pursuant thereto unless the specified conditions allowing exercise occur, assuming for purposes of this Item 5 that such conditions occur and RTO is entitled to exercise the Alrenco Option, then upon purchasing the full amount of shares of Alrenco Common Stock that RTO presently is entitled to purchase pursuant to the Alrenco Option, RTO would own 600,000 shares of Alrenco Common Stock, or approximately 8.99% of the total shares of Alrenco Common Stock outstanding as of September 28, 1997 (adjusted to reflect the issuance to RTO of such 600,000 shares.)

         Under the Alrenco Option Agreement, RTO presently does not have the right to acquire any shares of Alrenco Common Stock unless specific events occur. Accordingly, RTO does not have sole or shared voting or dispositive power with respect to any shares of Alrenco Common Stock, and RTO therefore disclaims beneficial ownership (as that term is defined in Rule 13d-3 ("Rule 13d-3") under the Act) of the

                               Page 4 of 8 Pages


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Alrenco Common Stock subject to the Alrenco Option until the events allowing exercise occur. Assuming for purposes of this Item 5, however, that events occur that would enable RTO to exercise the Alrenco Option, RTO would have the right to purchase up to 600,000 shares, subject to certain adjustments, of Alrenco Common Stock, as to which it would have sole voting power and sole dispositive power.

         Other than the Alrenco Option, neither RTO nor any of its subsidiaries beneficially owns any shares of Alrenco Common Stock.

         To the best of RTO's knowledge, no shares of Alrenco Common Stock are beneficially owned by any executive officer or director of RTO.

         (c) Except for the issuance of the Alrenco Option described in response to Item 3 (which response is specifically incorporated by reference herein), no transactions in Alrenco Common Stock were affected during the past 60 days by RTO or, to the best of RTO's knowledge, by any executive officer or director of RTO.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

         (e)      Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with
                              Respect to Securities of the Issuer.

         Other than the Merger Agreement described in response to Item 4 (which response is specifically incorporated by reference herein) and the Alrenco Option Agreement described in response to Item 3 (which response is specifically incorporated by reference herein), there are no contracts, arrangements, understandings or relationships between RTO and any other person, or, to the best of RTO's knowledge, among any of RTO's executive officers and directors or between any of RTO's executive officers and directors and any other person, with respect to any securities of Alrenco.

Item 7.                Material to be filed as Exhibits.

         The following Exhibits are filed as part of this Schedule 13D
Statement:

         Exhibit A --               Stock Option Agreement, dated as of
                                    September 28, 1997, by and between Alrenco and RTO.

         Exhibit B --               Agreement and Plan of Merger, dated as
                                    of September 28, 1997, by and between
                                    Alrenco and RTO (incorporated by reference to Exhibit 2 to Alrenco's Current Report on Form 8-K filed with the Commission on October 9, 1997).

         Exhibit C --               Joint Press Release dated September
                                    29, 1997 of RTO and Alrenco (incorporated by reference to Exhibit 99 to Alrenco's
                                    Current Report on Form 8-K filed with the Commission on October 9, 1997).

                               Page 5 of 8 Pages


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 1997.

                                            RTO, INC.

                                            By: /s/ K. David Belt
                                               ---------------------------------
                                                Name:   K. David Belt
                                                Title:  Chief Financial Officer

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                               INDEX TO EXHIBITS

    Exhibit      Description

       A Stock Option Agreement, dated as of September 28, 1997, by and between Alrenco and RTO.

       B Agreement and Plan of Merger, dated as of September 28, 1997, by and between Alrenco and RTO (incorporated by reference to Exhibit 2 to Alrenco's Current Report on Form 8-K filed with the Commission on October 9, 1997).

       C Joint Press Release dated September 29, 1997 of RTO and Alrenco (incorporated by reference to Exhibit 99 to Alrenco's Current Report on Form 8-K filed with the Commission on October 9, 1997).

                               Page 7 of 8 Pages

                                    ANNEX A

Name                              Residence or Business                  Present Principal Occupation or
                                  Address                                Employment
--------------------------------------------------------------------------------------------------------------
George Dean Johnson, Jr.          450 East Las Olas Boulevard,           President and Chief Executive Officer
                                  Suite 1100                             of Extended Stay America, Inc.
                                  Fort Lauderdale, FL  33301

Billy W. White, Sr.               714 East Kimbrough Street              President and Chief Executive Officer
                                  Mesquite, TX   75149                   of RTO

John S. Rainey                    212 Tilman Street                      Partner in the law firm of Demo &
                                  Lexington, SC 29072                    Rainey

Edward W. Phifer, III             110 Wamsutta Mill Road                 Senior Vice President of E.J. Victor,
                                  Morganton, NC 28655                    Inc.

K. David Belt                     714 East Kimbrough Street              Chief Financial Officer of RTO
                                  Mesquite, TX   75149

Daniel C. Breeden, Jr.            961 East Main Street                   Vice President, Secretary and
                                  Spartanburg, SC 29302                  Treasurer of RTO

R. Daniel Matthews                714 East Kimbrough Street              Vice President of Operations of RTO
                                  Mesquite, TX   75149

Larry D. Sutton                   714 East Kimbrough Street              Vice President of Operations of RTO
                                  Mesquite, TX   75149

Wayne Sutton                      714 East Kimbrough Street              Vice President of Operations of RTO
                                  Mesquite, TX   75149

                               Page 8 of 8 Pages